Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com
CORRESPONDENCE FILING

VIA EDGAR

March 18, 2014

Re: Allianz Life Variable Account B and Allianz Life Insurance Company of North America
Post-Effective Amendment No. 5 to the Form N-4 Registration Statement Nos. 333-182989 and 811-05618

We received oral comments from you on March 4, 2014 with respect to Registrant’s above-referenced Post-Effective Amendment to the Registration Statements on Form N-4. This letter responds to those comments.

Attached to this letter are pages from the prospectus redlined against the prospectus we sent you on January 17, 2014, that have been revised to respond to your comments on this filing. We have also incorporated revisions based on oral comments received on March 4, 2014 for Allianz Life Variable Account B and Allianz Life Insurance Company of North America Form N-4 Registration Statement Nos. 333-171427, 333-139701, 333-169265 and 811-05618, where applicable.

For the convenience of the staff in reviewing this response to comments, we are sending via email to the Insured Investment Office, a copy of this letter and a redline copy of the changed pages for the Connections prospectus from the most recent Registration Statement Nos. 333-182989  and 811-05618.

All page numbers in this letter refer to the courtesy copy of the prospectus sent to you on January 17th.

1.	Fee Tables – Examples (page 10)

Comment:

Please confirm that the numbers in the examples are changing only for the updated Investment Option operating expenses..

Response:

Confirmed.

2.	Section 2, Owners, Annuitants and Other Specified Persons – Death of a Sole Owner Table (page 13)

Please either restore the original text in the left hand column or indicate that this is a non-material change. You cannot change disclosure if it would materially impact existing Contract Owners.

Response:

This is a non-material change to remove duplicative disclosure that already appears on page 11 (when the Accumulation Phase ends).

3.	Section 2, Owners, Annuitants and Other Specified Persons –

Assignments, Changes of Ownership and Other Transfers of Contract Rights, Note (page 16)

Comment:

Please either explain why you changed the text in the Note or indicate that this is a non-material change. You cannot change disclosure if it would materially impact existing Contract Owners.

Response:

This is a non-material change deleting duplicative text that appears elsewhere in the prospectus in order to simplify language.

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The Company acknowledges that changes to the Registration Statements based on staff comments do not bar the Commission from taking future action and that it does not foreclose the Commission from taking any action with respect to the filings.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:    /s/  Stewart D. Gregg
Stewart D. Gregg